Exhibit 99.1

Nutrien Ltd.

Modern Slavery
Report

2025

ABOUT THIS STATEMENT

This document constitutes Nutrien Ltd.’s (TSX & NYSE: NTR) report (“Report”) pursuant to section 11 of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) for the financial year ended December 31, 2025, on the steps taken to prevent and reduce the risk that Modern Slavery (as defined below) is used at any step of the production of goods in Canada or elsewhere or of goods imported into Canada. This is a joint Report made on behalf of Nutrien Ltd. and certain of its subsidiaries (the “Nutrien Reporting Entities”) identified in the table below (collectively, “Nutrien”, “we”, “us” or “our”).

Nutrien Reporting Entities	Principal Activities
Nutrien Ltd.	Ultimate parent of the Nutrien group of companies. Listed on the Toronto Stock Exchange and the New York Stock Exchange
Nutrien (Canada) Holdings ULC	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Manufacturer and distributor of crop nutrients
Loveland Products Canada Inc.
Agrium Potash Ltd.	Mining and/or processing of crop nutrients and corporate functions
Potash Corporation of Saskatchewan Inc.
Nutrien Ag Solutions (Canada) Inc.	Crop input retailer
United Agri Products Canada Inc.
PCS Sales (Canada) Inc.	Distributor of crop nutrients
10706957 Canada Inc.	Controlling entity of crop input retailers and manufacturers and distributors of crop nutrients
CPS Holdings (Canada) Inc.	Controlling entity of a crop input retailer
PCS AcquisitionCo ULC	Controlling entity of crop input retailers and manufacturers and distributors of crop nutrients

The information provided in this Report generally applies to all Nutrien Reporting Entities except where differences are noted. To prepare this Report, we engaged with and consulted with personnel in key departments of the respective reportable operating segments.

INTRODUCTION

At Nutrien, we recognize that modern slavery can occur in many forms, including indentured servitude, human trafficking, forced labour, forced marriage, debt bondage, child labour and deceptive recruiting for labour or services (collectively, “Modern Slavery”). We understand that Canadian entities such as Nutrien, along with other stakeholders, can play a key role in the fight against Modern Slavery and that the Act encourages Canadian entities to assess and address Modern Slavery risks in their operations and supply chain.

Nutrien aims to work with business partners that share our commitment to doing business with integrity and understand that respect in the workplace is the foundation for doing business with integrity. We are committed to respecting and observing all human rights, in accordance with applicable laws and the principles outlined in applicable international standards, including the Voluntary Principles on Security and Human Rights and the core conventions of the International Labour Organization and the United Nations (“UN”), such as the UN’s Universal Declaration of Human Rights, the UN’s Declaration on the Rights of Indigenous Peoples, and the UN’s Guiding Principles on Business and Human Rights.

We aim to identify Modern Slavery risks and address those risks in our supply chains and operations through a process of continuous improvement and collaboration with relevant stakeholders across our operations.

OUR GROUP STRUCTURE, ACTIVITIES, AND SUPPLY CHAINS

Our Group Structure

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and agriculture retail facilities that positions us to efficiently serve farmers. Nutrien is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6. Nutrien is listed on the Toronto Stock Exchange and New York Stock Exchange.

Our Activities

Nutrien’s Canadian business, which includes the Nutrien Reporting Entities under this Report, primarily produces potash and nitrogen products and distributes crop inputs and services. Nutrien has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our business operations are further categorized as upstream, midstream, and downstream through our involvement across the agriculture value chain.

Downstream Retail

Our downstream Retail operating segment operates greater than 1,800 retail locations, serving farmers in key agricultural markets across North America, Australia and South America. It markets crop nutrients, crop protection products, seed and application services. We produce proprietary crop nutrients, including biostimulants, crop protection and seed products. Our crop consultants support our customers in crop planning, seed selection, soil sampling, variable rate fertilizer application and crop monitoring.

Upstream Operations

Our upstream Potash, Nitrogen and Phosphate operating segments are differentiated by the chemical nutrients contained in the products that each produces. Our upstream fertilizer manufacturing assets are primarily located in North America, with access to high-quality resources and lower cost inputs.

Our Potash operating segment includes the mining and processing of potash, which is predominantly used as fertilizer, at our six Saskatchewan potash mines.

Our Nitrogen operating segment produces nitrogen at nine facilities throughout Canada, the United States (“US”) and Trinidad, and serves domestic and international markets. We produce a diverse portfolio of nitrogen products and have the flexibility to optimize product mix in changing market conditions.

Our Phosphate operating segment includes the manufacture and sale of solid and liquid phosphate fertilizers, phosphate feed and purified phosphoric acid, which is used in feed and industrial products. We have phosphate mines and mineral processing plant complexes in Aurora, North Carolina and White Springs, Florida.

Midstream Distribution

Our midstream operations connect our upstream and downstream operations. Midstream operations are responsible for product management and moving the products we produce in our Upstream segments, which include the global sales, freight, transportation and distribution of our products.

Corporate and Others

Corporate and Others is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments. It also includes non-core business. In 2025, we concluded that it would also be appropriate to include our Purchase for Resale business within the Corporate and Others segment based on the nature and strategic alignment of our purchase for resale activities. We have two corporate offices located in Canada, in Calgary and Saskatoon.

Our Supply Chains

The Nutrien Reporting Entities collectively procure goods from several jurisdictions globally, with most of our suppliers located in Canada and the US.1 We also have suppliers located internationally (Austria, Australia, Belgium, China, Denmark, France, Germany, Great Britain, Hong Kong, India, Italy, Japan, Mexico, the Netherlands, Norway, Poland, Singapore, South Africa, South Korea, Sweden, Switzerland, and Thailand). 1 The types of goods generally procured are set out below.1

Segment	Type of Goods Procured	Description

	Product purchased for resale	-	Intercompany purchases from our Potash, Nitrogen and Phosphate operating segments

		-	Purchased from third-party suppliers

Retail	Raw materials and chemicals	-	Purchased from third-party suppliers

	Other	-	Machinery and equipment, safety equipment, personal protective equipment (PPE), packaging materials, office and retail equipment, etc.

	Raw materials	-	Potash (mined locally in Canada)

		-	Natural gas and sulfur (mostly sourced locally in North America)

		-	Reagents (mostly sourced locally in North America)

Potash,		-	Hydrogen (sourced in North America)

Nitrogen & Phosphate		-	Phosphate rock (mined from our Phosphate operations in the US)

	Products purchased for resale	-	Purchased from third-party suppliers

	Other	-	Machinery and equipment, safety equipment, personal protective equipment (PPE), packaging materials, office and retail equipment, etc.

Corporate	Office supplies	-	Furniture, computers and equipment, software, etc.
	Purchase for resale	-	Purchased from third-party suppliers

[1]	Based on Nutrien’s Risk Assessment (the “Risk Assessment”). For more information, please see the risk assessment section of this Report.

GOVERNANCE & POLICIES

Nutrien has a number of controls and processes in place to assess and address the risk of Modern Slavery in our supply chains and operations. Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to effectively manage the risks that could have an impact on our ability to deliver on our strategy.

Governance

Our strong corporate governance framework aims to keep the interests of our stakeholders at the center of every decision we make. The Board of Directors (“Board”) oversees the prudent management of Nutrien’s business. Our governance systems include policies and processes that define the roles and responsibilities of our Board, along with the Executive Leadership Team.

Nutrien’s Audit Committee is responsible for overseeing Nutrien’s accounting and financial reporting processes, financial risk management, and reviewing audits of Nutrien’s financial statements. In addition, the Audit Committee reviews significant compliance policies with the Chief Legal Officer and Chief Integrity Officer and also reviews procedures relating to the communication of and compliance with Nutrien’s Code of Conduct.

Policies

We have several regularly reviewed policies, standards and procedures that support our efforts to respect human rights in our operations and supply chains, including mitigating risks related to Modern Slavery in our supply chains.

Nutrien’s Code of Conduct (“Code”)

Our most important assets are our employees, customers, shareholders, value-chain partners, suppliers and the communities in which we operate. It is critical that we maintain the trust of each of these stakeholders. Our Code helps us fulfill our ethical responsibilities by: committing to the public and our stakeholders our unwavering integrity in every aspect of our business; describing our values and principles of business conduct, including our own high standards and fundamental respect for the rule of law, including human rights; guiding employees on how to engage in integrity-based decision-making in all of our operations around the world; and outlining our approach to interacting the right way with stakeholders and acting in the best interest of shareholders. The Code also outlines our commitment to compliance with all applicable laws in any jurisdiction where we do business. For additional information, the Code can be found on our website at Nutrien Code of Conduct | Nutrien.

Nutrien’s Supplier Code of Conduct (“Supplier Code”)

Nutrien strives to partner with suppliers that align with our core values. Our Supplier Code outlines Nutrien’s principles and expectations for suppliers of goods and contractors performing services for, or on behalf of, Nutrien. It is intended to apply to all suppliers that provide goods and services to Nutrien, whether directly or indirectly. Our Supplier Code outlines our expectations related to human rights and labour in our supply chains, including prohibitions on illegal, forced, compulsory, child labour and human trafficking, and standards regarding health and safety, working conditions, wages, hours of work and others.

Our Supplier Code is aligned with Nutrien’s core values of: We put safety first, We act with integrity, We are stronger together, and We deliver with excellence. The Supplier Code identifies the behaviors that we expect our suppliers to demonstrate related to the products or services they provide to us around the world.

Acceptance by our suppliers of the principles of the Supplier Code is an important part of our decision-making process. Within the Nitrogen, Phosphate, Potash and Corporate segments, our standard form supplier contract terms and conditions for the purchase of goods and services includes terms requiring our suppliers and their employees and subcontractors to conduct their operations pursuant to the contract in alignment with our Supplier Code and we aim to maintain these provisions in final contracts and to include similar provisions in non-standard form contracts with our suppliers.

Where suppliers refuse to follow the principles of the Supplier Code or show signs that they are not committed to improving their practices to comply with its principles, Nutrien will review its relationship with the supplier. Where contractual commitments and applicable laws permit, this review may include termination of our relationship with the non-compliant supplier. For additional information, the Supplier Code can be found on our website at Nutrien Supplier Code of Conduct | Nutrien.

Nutrien’s Procurement Policy

The purpose of the policy is to define the procurement requirements for all Nutrien companies, including providing clear expectations of how we conduct procurement practices within Nutrien, as well as guidance related to supplier qualifications and risk management.

Nutrien’s Procurement Policy prescribes that Nutrien personnel responsible for procuring goods and/or services, in collaboration with internal stakeholders, evaluate the level of risk suppliers may create for Nutrien and act as appropriate. This includes, but is not limited to, conducting appropriate due diligence before committing to procure goods and/or services.

DUE DILIGENCE

Nutrien’s Integrity Program

Nutrien’s Integrity Program provides the knowledge and tools for all employees to achieve business results the right way – with integrity. The Integrity Program consists of four pillars: risk intelligence, learning, speaking up and investigations. We have a dedicated Integrity Program page on our global intranet to ensure all employees have access to information and resources in each of these pillars that allow employees to find the current policies that apply to their activities based on their role and location in the Company. Each of these four pillars assists in our identification of risks of Modern Slavery in our supply chains and operations. The relevant aspects are discussed below.

Risk Intelligence

Nutrien’s risk intelligence activities include assessment and mitigation tools for human rights, compliance, integrity and legal factors that are available to employees on a risk basis, considering their specific role. These tools include customer and supplier reputation due diligence.

Our Risk Intelligence program includes third-party risk management. Our Procurement team is primarily responsible for our third-party due diligence processes and is supported by our Legal and Integrity teams.

Learning

All employees, directors and officers must complete mandatory Code of Conduct training annually. We update and rotate our annual training topics from year to year as part of our risk-based training strategy. We also provide refresher training periodically to address new or changing legal and compliance risks.

Speaking Up

One of the most important ways to do business with integrity is to speak up by asking questions and reporting concerns about situations that may violate the Code or an associated policy.

Our confidential Integrity Helpline complements other methods of speaking up that enable employees and stakeholders to report any violations or suspected violations of the Code and other associated Nutrien policies, or any behavior that does not comply with applicable laws. The Integrity Helpline is available 24 hours a day, 365 days per year, and is administered by a third party. It is available to employees and external stakeholders, with the web address and telephone numbers posted and available on a number of platforms, including publicly available on Nutrien’s external website. The Code also clearly sets out our no-retaliation policy, which is designed to enable employees to raise good faith issues in a safe environment without fear of retaliation.

Investigations

We strive to maintain a speaking-up culture where all concerns related to the Code (as well as an associated policy) will be investigated under the oversight of the Integrity Group. All questions and concerns are taken seriously and handled promptly, confidentially, and professionally, in accordance with our compliance investigation principles.

RISKS OF MODERN SLAVERY IN OUR OPERATIONS AND SUPPLY CHAINS

Risk Assessment

In 2025, our efforts included, but were not limited to, the following actions:

-	Consideration of the latest advice and updated guidance from government and key industry associations and international human rights groups on Modern Slavery risks and control measures;
-	Alignment on general areas of significant risk within our supply chains;
-

A focused, risk-based assessment of our supplier base taking into account factors such as sector or industry risk, geographic locations, and business operations of our suppliers (the “Risk Assessment”); and,

-	Regular reviews of our procurement policy and governance documentation.

Potential Risks in our Operations and Supply Chains

Our Operations

Nutrien does not consider any of its wholly owned operations in Canada to carry a significant risk of Modern Slavery, given our workforce and human resources policies and procedures. The employees within Nutrien Reporting Entities work in Canada only, which has a low prevalence of Modern Slavery, a low risk of vulnerability to Modern Slavery and a reasonably robust government response to Modern Slavery.2 Moreover, our global workforce largely consists of skilled, qualified and experienced individuals.

We also have a number of internal controls designed to safeguard the rights of our employees. These include our internal policies and practices, including our recruitment, employee engagement and remuneration practices, our speak-up and investigations processes, our grievance resolution processes (applicable at our unionized locations), and our commitment to respecting and observing all human rights, in accordance with applicable law and the principles outlined in applicable international standards.

Nutrien has no operations3 in Transparency International’s Corruption Perception Index of the 20 lowest-ranking countries.

Our Supply Chains

Procurement and Integrity undertake a comprehensive review of key suppliers, examining spend patterns, supplier additions and exits, significant spend variations, corruption risk indicators, geographic location, and due diligence findings.

Given that these key suppliers represent a substantial portion of our total spend, we assess the overall risk of Modern Slavery in our supply chains to be low. The Risk Assessment indicated that the majority of the goods we purchased were shipped from low-risk jurisdictions4 and none of our direct third-party suppliers were identified as being high risk based on a review of information provided by global providers of risk data and publicly available information.

We understand that certain manufacturing regions and materials carry a higher risk of Modern Slavery by virtue of the prevalence of Modern Slavery in particular countries. There are also risks linked to certain industries, such as manufacturing and agriculture, even in countries considered to have lower risks of Modern Slavery. We recognize that a large number of our direct suppliers are likely to rely on extensive global supply chains for the goods provided to us, which makes it particularly challenging for us to have direct and meaningful visibility across our supply chains beyond our direct suppliers.

Our governance, policies and due diligence, as well as the Integrity Program, help us mitigate the potential risks in our supply chains. We aim to continuously work to improve our due diligence processes, including refining our Risk Assessment process, to assess and manage the risk of Modern Slavery in our supply chains.

[2]	Walk Free, Global Slavery Index 2023, at pp. 88-93 found here.
[3]

Nutrien’s upstream operations include our mining, processing and manufacturing assets for potash, nitrogen and phosphate fertilizer production. Our midstream operations consist of a sophisticated logistics network to transport our products from production facilities to retail and wholesale customers.

[4]	https://www.transparency.org/en/cpi/2024

REMEDIATION OF FORCED AND CHILD LABOUR AND LOSS OF INCOME

Based on our assessment of our activities and supply chains, as described above, in 2025, there were no measures taken to remediate the loss of income to the most vulnerable families, given that there was no Modern Slavery identified in our operations or supply chains.

ASSESSING EFFECTIVENESS

We assess the effectiveness of the controls and processes aimed at preventing and reducing the risks of Modern Slavery in our operations and supply chains principally through our Procurement processes and the Integrity Program. Examples of activities we may use to assess the effectiveness of our actions include supplier screening analysis, results of a number of employee surveys, and concerns reported through our various speaking up channels, including through our Integrity Helpline as described above. As our internal processes, systems, and supply chains evolve, we will continue to take steps to monitor the effectiveness of our actions to prevent and reduce the risks of Modern Slavery in our business and supply chains.

Our Procurement, Integrity, Legal, and Internal Audit teams are engaged with Nutrien’s operating segments to provide support and advice on managing Modern Slavery risks in our supply chains.

BOARD OF DIRECTORS APPROVAL AND ATTESTATION

This Report was approved by the Board of Directors of Nutrien Ltd. on behalf of itself and each of the Nutrien Reporting Entities pursuant to section 11(4)(b)(ii) of the Act.

/s/ Ken Seitz

I have the authority to bind Nutrien Ltd. and the Nutrien Reporting Entities.

Ken Seitz

President and Chief Executive Officer

Director, Nutrien Ltd.

February 27, 2026